FOR IMMEDIATE RELEASE                                         3 October 2000


                           WPP GROUP PLC ("WPP")


         Following approval by the share owners of both WPP and Young & Rubicam, Inc., it is expected that the certificate of merger will be filed in the U.S. today. The merger is expected to become effective and the shares issued in connection with the merger are expected to begin trading on the London Stock Exchange at 8:00 am (London time) on 4 October 2000.